vnu

04 FEB 18 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04012862

SUPPL

Date	February 10, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated February 10, 2004:

Frans Cremers To retire as member of the Executive Board and as CFO of VNU

With kind regards,
VNU bv

Rob de Meel
SVP

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

dlo 2/18

ADR file nr. 82-2876

Press release

Date February 10, 2004

FRANS CREMERS TO RETIRE AS MEMBER OF THE EXECUTIVE BOARD AND AS CFO OF VNU

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced that Frans Cremers has elected to retire as member of the Executive Board and as Chief Financial Officer of VNU N.V., as of July 1st, 2005. Frans Cremers has indicated that by that time, after almost nine years with VNU, he wishes to pursue other interests and to spend more time with his family.

Frans Cremers has been CFO and a member of the Executive Board since 1997. Prior to joining VNU, Frans Cremers worked for the Royal Dutch/Shell Group for 21 years in a number of countries in a variety of management positions.

"Frans Cremers has made a significant contribution to VNU. I am grateful for his support, in particular with regards to VNU's transformation process, in which he played a pivotal role. I will miss his contribution and financial leadership in the Board, but respect his wish to create a different work/life balance, after many years of service to the company", commented Rob van den Bergh, Chairman and CEO of VNU.

Frans Cremers has agreed to act as an advisor to the Chairman, from July 1st, 2005 till December 31st, 2006.

The appointment of a successor to Frans Cremers will be subject of a later announcement.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00